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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K



           Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                           FOR THE MONTH OF JUNE 2001

                      -------------------------------------



                        COMMISSION FILE NUMBER 001-15841

                                     [LOGO]

                                360NETWORKS INC.
                           (Exact name of registrant)

                         1500-1066 WEST HASTINGS STREET,
                          VANCOUVER, BRITISH COLUMBIA,
                                 CANADA V6E 3X1
                    (Address of principal executive offices)

                                  604 681 1994
                         (Registrant's telephone number)

                      -------------------------------------


Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F.          Form 20-F /X/    Form 40-F / /

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                             Yes / /     No /X/

This Form 6-K Report of Foreign Issuer is incorporated by reference into the Registration Statement on Form S-8 of 360networks inc. (Registration No. 333-39774) and the Registration Statement on Form F-3 of 360networks inc. (Registration No. 333-54174).



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INDEX

         NEWS RELEASE ISSUED JUNE 15, 2001

              The Company announced it will not make a US $10.9 million interest payment due June 15, 2001 on its 12.5% Senior Notes.

         NEWS RELEASE ISSUED JUNE 18, 2001

              The Company announced it no longer intends to acquire NetRail Inc.


BASIS OF PRESENTATION

As used in this report, unless the context otherwise indicates, the terms "we," "us," "our" and similar terms, as well as references to "360networks" or the "Company", means 360networks inc.


FORWARD LOOKING INFORMATION

This document may contain forward looking statements that involve a number of risks and uncertainties. A forward looking statement is usually identified by our use of certain terminology, including "believes," "expects," "may," "will," "should," "seeks," "pro forma," "anticipates" or "intends" or by discussions of strategy or intentions. A number of factors could cause our actual results, performance, achievements or industry results to vary from the results, performance or achievements expressed or implied by our forward looking statements. These factors are intended to include: general economic and business conditions, and specific conditions affecting our sector, including pricing pressures and declining prices; our ability to attract additional capital; our ability to attract and retain our customer base; future sales of stock which could affect our share price; technological change; competition; existing government regulations and changes in, or the failure to comply with, government regulations or obtain required permits or licenses; changes in business strategy or development plans; the ability to attract and retain qualified personnel; and other factors.

In addition, forward looking statements depend upon assumptions, estimates and dates that may not be correct or precise and involve known and unknown risks, uncertainties and other factors. Accordingly, a forward looking statement in this document is not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, you are warned not to rely on the forward looking statements. Neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. Except for ongoing obligations under the federal securities laws to disclose all material information to investors, we are not undertaking any obligation to update these factors or to publicly announce the results of any changes to our forward looking statements due to future events or developments.



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NEWS RELEASE - JUNE 15, 2001

                       360NETWORKS WILL NOT MAKE SCHEDULED
                              BOND INTEREST PAYMENT

Vancouver   360networks announced it will not make a US $10.9 million interest payment due today on its 12.5% Senior Notes. Under the terms of the debt, 360networks has another 30 days to make the payment in order to avoid default consequences under the Notes.

The company is not making this payment to preserve cash as it reviews its options. Last month, 360networks announced it was in discussions with current shareholders and others to resolve its funding issue. As these discussions have not been successfully concluded, the company is now concentrating its efforts on other alternatives, including restructuring.

360networks has retained Lazard Freres to assist the company in this process.

ABOUT 360NETWORKS

360networks (NASDAQ: TSIX and TSE: TSX) offers network services to telecommunications and data-centric organizations. 360networks is developing one of the largest and most technologically advanced fiber optic mesh networks in the world. By early 2002, the planned network will span approximately 140,000 kilometers (86,000 miles) and link approximately 100 major cities in North America, Europe, South America and Asia with terrestrial routes, undersea cable systems and network capacity.

Forward looking statements: This document may contain statements about expected future events and financial results that are forward looking in nature, and, as a result, are subject to certain risks and uncertainties, including general economic and business conditions, and specific conditions affecting our sector, including pricing pressures and declining prices; our ability to access capital markets to ensure financial liquidity; competition; the inability to attract and retain our anticipated customer base; existing government regulations and changes in, or the failure to comply with, government regulations or obtain required permits or licenses; changes in business strategy or development plans; the ability to attract and retain qualified personnel; and other factors. Actual results may differ materially from those projected by management. For such statements, we claim the safe harbor for "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.

For more information, please contact:

Michelle Gagne
Director of corporate communications
360networks
604.648.7703
michelle.gagne@360.net

Nancy Bacchieri
Director of investor relations
360networks
206.239.4064
ir@360.net



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NEWS RELEASE - JUNE 18, 2001


                         360NETWORKS WITHDRAWS PLANS TO
                       ACQUIRE IP SERVICE PROVIDER NETRAIL

Vancouver   360networks today announced it no longer intends to acquire NetRail, a wholesale Internet service provider, in an all-stock transaction. The company announced plans to acquire NetRail earlier this year.

ABOUT 360NETWORKS

360networks (NASDAQ: TSIX and TSE: TSX) offers network services to telecommunications and data-centric organizations. 360networks is developing one of the largest and most technologically advanced fiber optic mesh networks in the world. By early 2002, the planned network will span approximately 140,000 kilometers (86,000 miles) and link approximately 100 major cities in North America, Europe, South America and Asia with terrestrial routes, undersea cable systems and network capacity.

Forward looking statements: This document may contain statements about expected future events and financial results that are forward looking in nature, and, as a result, are subject to certain risks and uncertainties, including general economic and business conditions, and specific conditions affecting our sector, including pricing pressures and declining prices; our ability to access capital markets to ensure financial liquidity; competition; the inability to attract and retain our anticipated customer base; existing government regulations and changes in, or the failure to comply with, government regulations or obtain required permits or licenses; changes in business strategy or development plans; the ability to attract and retain qualified personnel; and other factors. Actual results may differ materially from those projected by management. For such statements, we claim the safe harbor for "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.

For more information, please contact:

Michelle Gagne
Director of corporate communications
360networks
604.648.7703
michelle.gagne@360.net

Nancy Bacchieri
Director of investor relations
360networks
206.239.4064
ir@360.net





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                                    SIGNATURE


                 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 360NETWORKS INC.


                                                 By:    /S/ CATHERINE MCEACHERN
                                                        -----------------------
                                                        Catherine McEachern

                                                        Vice President, General
                                                        Counsel and Secretary


DATE: June 18, 2001